[Fiserv, Inc. Letterhead]

September 21, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jay E. Ingram

Re:	Fiserv, Inc.
Definitive 14A
Filed April 11, 2007
File No. 000-14948

Dear Mr. Ingram:

The Staff provided comments by letter dated August 21, 2007 regarding our definitive proxy statement for our 2007 annual meeting of shareholders filed April 11, 2007, which we refer to as our “2007 proxy statement.” The following responses to those comments have been numbered to correspond to the sequential numbering of comments contained in that letter. For the Staff’s convenience in reviewing the responses, each comment has been set forth immediately prior to the response. In our responses, we refer to our proxy statement for our 2008 annual meeting of shareholders as our “2008 proxy statement.”

Compensation Discussion and Analysis, page 25

General

1.	Please disclose the financial performance-related factors for your 2006 incentive programs and those financial performance goals that are tied to 2007 incentive compensation. See Item 401(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation.

United States Securities and Exchange Commission

September 21, 2007

A.	We disclosed on pages 28 and 30 of our 2007 proxy statement that the 2006 cash incentive awards payable to certain of our named executive officers (Messrs. Yabuki, Balthasar, Jensen and Hirsch in our 2007 proxy statement) were based on the increase in our earnings per share. This earnings per share goal excluded the effects of any (1) charge in excess of $0.01 per share related to purchase accounting adjustments, (2) change in accounting principle (in the year of adoption), and (3) charge in excess of $0.01 per share for legal settlement, loss from sale of stock, loss from business disposition or loss from discontinued operations. We also disclosed on page 29 of our 2007 proxy statement that the number of equity awards we granted to certain of these named executive officers was based on our increase in earnings per share and revenues. Although we believe that the target information for these named executive officers is competitively sensitive, in response to the Staff’s comment, we intend to disclose, in our 2008 proxy statement: the potential performance range – from threshold to maximum – of 2007 earnings per share and revenues for these named executive officers; 2007 earnings per share results reflecting the exclusions noted above; and the actual and potential awards under the plan that correspond to such performance ranges.

B.	We disclosed on pages 29 and 30 of our 2007 proxy statement that the cash incentive awards payable to our other named executive officers (Messrs. Gantt and Neill in our 2007 proxy statement) were based on various results of the officer’s respective operating group. Specifically, we identified the seven categories of operating performance criteria that are considered and the relative weight that each is given in determining the cash incentive award. We also disclosed (1) the range of potential awards, (2) the target award, and (3) for each named executive officer, the cash incentive award earned.

However, we do not believe that we are required to disclose the specific quantitative operating performance criteria because they constitute confidential commercial or financial information, the disclosure of which would result in competitive harm to us. We have set forth our analysis supporting this conclusion below. In our 2008 proxy statement, we will expand our disclosure of how difficult it was considered to be for the officers to meet the performance goals at the time they were established, including the probability of achieving those goals based on historical achievement of those goals.

Please see our response to comment 5 below regarding the determination of equity incentive awards for these officers.

C.	Finally, we note that the financial performance goals for 2007 incentive compensation were established by our Compensation Committee in February 2007. We will be disclosing those goals in our 2008 proxy statement, including specific quantitative amounts as described above. However, performance goals for 2007 incentive compensation did not relate to the information contained in the compensation tables in our 2007 proxy statement with respect to compensation awarded to, earned by or paid to our named executive officers in 2006 and the action by the Compensation Committee after the end of the fiscal year to establish the 2007 incentive compensation goals did not relate to compensation for 2006. Accordingly, we did not disclose the 2007 incentive compensation performance goals in our 2007 proxy statement because they are not relevant to an understanding of our named executive officers’ compensation for 2006.

United States Securities and Exchange Commission

September 21, 2007

Supplemental Analysis of Omission of Specific Quantitative Performance-Related Factors

Under 17 C.F.R. §200.80, the rule adopted by the Securities and Exchange Commission under the Freedom of Information Act (5 U.S.C. §552(b)(4)), “commercial or financial information obtained from a person and privileged or confidential” will generally not be published or made available to any person. This rule can be broken into three tests: (i) whether the information is commercial or financial; (ii) whether the information was obtained from a person; and (iii) whether the information is privileged or confidential. The group operating results on which incentive compensation is based constitutes commercial or financial information and this information is obtained from a person outside of the government. As set forth below, we believe that the group operating results on which incentive compensation is based are “confidential” within the meaning of the test adopted by courts and relied upon by the Commission in determining whether information for which confidential treatment is sought is “confidential.” The Commission, in proposing revisions to Rule 406 under the Securities Act of 1933, as amended, stated that the test for confidentiality under the exemption provided in 5 U.S.C. §552(b)(4) upon which the Commission relies is as follows:

[C]ommercial or financial matter is ‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.

Confidential Treatment under the Securities Act of 1933, Securities Release No. 6495, 29 SEC Docket 54 (November 1, 1983) (quoting National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Gulf Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979). We believe public availability of the group operating results on which incentive compensation would cause substantial harm to our competitive position and is not necessary for the protection of investors.

We provide integrated information management systems and services, including transaction processing, business process outsourcing, document distribution services, and software and systems solutions. We serve more than 18,000 clients worldwide, including banks, credit unions, financial planners and investment advisers, insurance companies and agents, self-insured employers, leasing companies, lenders, savings institutions, retailers and merchants, universities, government bodies, not-for-profit organizations and industrial companies.

As discussed in our annual report on Form 10-K, the market for information technology products and services within the financial industry is highly competitive. Our principal competitors include internal data processing departments, data processing affiliates of large companies or large computer hardware manufacturers, independent computer service firms, and processing centers owned and operated as user cooperatives. Some of these competitors possess substantially greater financial, sales and marketing resources than we do. Competition for in-house data processing and software departments is intensified by the efforts of computer hardware vendors which encourage the growth of internal data centers and consulting service providers who assist these departments with the design and implementation of customized

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software solutions. If we were to disclose group operating results, it would provide our competitors, clients and potential clients with information regarding our internal growth objectives, margins, and performance and enable them to better estimate our product and service pricing models. Therefore, public disclosure of such information would cause substantial harm to our competitive and financial position.

Furthermore, the group operating results upon which incentive compensation is based have not previously been made publicly available and, to the best of our knowledge, will not be required to be made public by any other government or regulatory authority. The group results are not currently publicly available from any other source.

Accordingly, we believe we meet the test the Securities and Exchange Commission relies upon in determining whether disclosure of otherwise confidential information would likely cause us substantial harm to our competitive position, and therefore we are not required to disclose specific quantitative performance-related factors with respect to these group results in our proxy statements. See National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 682-83 (D.C. Cir. 1976) (no actual adverse effect on competition need be shown in determining whether disclosure of information under the Freedom of Information Act would cause substantial competitive harm to the person requesting confidential treatment); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

2.	You state on page 27 that you engage in comparison of compensation “paid by other companies for similar positions”. To the extent you engage in any benchmarking of total compensation, or any material element of compensation, please identify the benchmark, and if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please add disclosure addressing how you target each element of compensation against the comparator companies. Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

We are generally aware of the compensation practices and policies of other companies in our industry or geographic area through our hiring activities and publicly available information, and this is what we intended to convey with the reference to compensation “paid by other companies for similar positions.” However, with respect to the compensation we paid in 2006, we did not engage in any benchmarking or other systematic comparisons of our compensation to other companies.

At the end of 2006, management commissioned a competitive study of compensation that covered, among others, named executive officers. We will discuss this study, and the impact that it had on named executive officer compensation in 2007, in our 2008 proxy statement. In addition, as a result of enhanced processes in connection with our compensation practices, we expect to discuss a specific peer group in our 2008 proxy statement, and to include a discussion of how we generally set compensation levels with respect to that peer group.

United States Securities and Exchange Commission

September 21, 2007

Determining Compensation, page 25

Management’s Role in Determining Compensation, page 26

3.	Please clarify whether or not Mr. Yabuki makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Yabuki attends Compensation Committee meetings or meets with the consultants used by the Committee.

While Mr. Yabuki, our Chief Executive Officer, proposes measures, targets or similar items that affect his compensation as well as that of other members of senior management, he does not make recommendations to our Compensation Committee regarding his specific compensation, nor is he present for the portion of any Compensation Committee meeting when the Committee is discussing matters related to his specific compensation. From time to time, Mr. Yabuki attends Compensation Committee meetings when the Committee and Mr. Yabuki believe that the Committee is considering a matter on which Mr. Yabuki can provide insight or other useful input, including compensation of the other named executive officers. The Compensation Committee has not retained a compensation consultant since Mr. Yabuki joined Fiserv in late 2005. We will clarify these items in our 2008 proxy statement.

Consultants, page 26

4.	With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (c)(3)(iii) of Item 407 of Regulation S-K. This includes discussion of the material elements of the instructions or directions the Committee gave to Towers Perrin with respect to the performance of its duties under the engagement. In addition, pursuant to Item 407(e)(3)(iii) of Regulation S-K, please provide complete description of the nature and scope of the assignments of the consultant.

As noted on page 27 of our 2007 proxy statement, while our Compensation Committee has retained consultants from time to time in the past, our management, not the Compensation Committee or the Board of Directors, retained Towers Perrin in 2006. Towers Perrin provides management with information, data and analyses on competitive market practices regarding the general industry, services companies generally, and specific companies identified by Fiserv. Towers Perrin also provides insights and assistance on total compensation strategies and design practices. We will expand our discussion of the activities of Towers Perrin to include this information and, to the extent our Compensation Committee retains a compensation consultant in the future, we will include the required disclosure under Item 407(c)(3)(iii) in our proxy statement.

Annual Pay-for-Performance, page 27

5.

Refer to the disclosure relating to the Compensation Committee’s application of an “equity multiplier” in determining equity awards. Without further insight into what the multiplier means, how you determine it, and how it impacts equity awards, your disclosure in this regard is technical and provides little insight into how you

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determined actual incentive payouts. Please present this type of information and the concept behind equity multipliers in a manner that provides specific context to the relevant compensatory award.

In our disclosure of the “equity multiplier” for determining equity awards in our 2007 proxy statement, we attempted to describe in a relatively simple and reader-friendly fashion a complex calculation that is based upon, among other matters, certain non-public financial information, including some of the criteria used to determine cash incentive awards. After further consideration, we will no longer use the “equity multiplier” concept. Instead, consistent with our response to comment 1, we intend to disclose in our 2008 proxy statement the 2007 earnings per share and revenues threshold and maximum amount ranges relevant to equity awards for certain named executive officers and, with respect to the others (such as Messrs. Gantt and Neill in 2006), the criteria considered in determining the amount of the award. For all named executive officers, we will disclose the range of potential awards, the target award, and the award earned.

Analysis of Named Executive Officer Compensation, page 31

6.	The disclosure in this section consists of a line-item type recitation of the information contained in the tabular presentations and a cursory identification of the amount of cash incentive awards and the percentage of these awards vis-à-vis salary. Please provide a complete analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. To the extent you base compensation-related decisions on achievement of business objectives, individual performance, or other internal and external factors, please provide clear disclosure of the manner in which the Committee considered these factors when approving specific pieces of each named executive officers’ compensation package. In addition, please disclose the reasons why the Committee believes that the amounts you paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Ensure that your Compensation Discussion and Analysis explains and places in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

A.	In response to the Staff’s comment, we will eliminate the line-item recitation of the information that is also included in the tabular presentation in our 2008 proxy statement.

B.	We believe that, with respect to incentive awards, we did provide an analysis of how we arrived at and why we paid the levels and forms of compensation for 2006. See pages 28 to 30 of our 2007 proxy statement under “Compensation Discussion and Analysis – Annual Pay for Performance – Incentive Awards.” Nevertheless, the undertakings discussed in our responses to comments 1 and 5 above should serve to improve the discussion and analysis of this aspect of compensation. We will also include a discussion of whether determinations with respect to one element of compensation influenced the Compensation Committee’s decisions on other elements of compensation and we will expand our analysis with respect to the base salary we paid to our named executive officers to address the Staff’s comment.

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September 21, 2007

C.	We believe that cumulative effect of the disclosure of earnings per share and revenues targets, a revised discussion that replaces the “equity multiplier” concept, and an expanded discussion of base salary will result in an improved and more unified analysis regarding each element of the named executive officers’ compensation.

Potential Payments Upon Termination or Change in Control, page 46

7.	Please explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the arrangements relating to termination and change in control. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

We note that we discussed in our 2007 proxy statement on pages 35 to 37 the purpose of, and reasons for entering into, various agreements with our named executive officers that provide for payments or benefits upon a termination or change in control.

As to the determination of the appropriate payment and benefit levels under change in control agreements, we entered into these agreements with certain of our executive officers beginning in 2002. The agreements provided for the amounts and types of benefits that we believed would enable us to keep our executives interests’ aligned with those of our shareholders in the event of a change in control. Based on our experience, the benefits were consistent with the types of benefits that senior executives expected in 2002 and currently. New executive officers have generally entered into agreements with the same economic terms as those provided since 2002. Thus, benefits for new executive officers are generally consistent with those for executive officers with existing agreements. We believe that this helps us achieve compensation that is equitable among executive officers. Because these arrangements have been in place historically and because they are only triggered upon a change in control, these arrangements do not affect the decisions we make with respect to annual or long-term compensation as they relate to a different purpose as described above. We intend to clarify this in our 2008 proxy statement in response to the Staff’s comment.

8.	The disclosure in this section is dense, difficult to understand, and comprises a disproportionate amount of disclosure when compared to the rest of the information you provided under Item 402 of Regulation S-K. In addition, you rely too heavily on the use of defined terms as a primary means of explaining the information and your use of extensive footnoting to the various tables significantly impairs the readability of your disclosure. Please distill this information into concise disclosure of the material concepts and potential payouts that underlie these types of agreements and present your disclosure in a fashion that is readily understandable and that fits within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732A.

We note the Staff’s comment and will revise the manner in which we present this information to make it more concise in our 2008 proxy statement. Among other matters, we plan to: (a)

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combine the redundant information in the footnotes to the tables for each named executive officer; (b) distill the descriptions of “cause” and “good reason” and other similar terms into the primary concepts without as much detail; and (c) combine the description of the terms of the change in control agreements and note any terms unique to a named executive officer. We believe that this approach will allow us to significantly shorten this portion of our proxy statement while still conveying the necessary information to our shareholders in a manner consistent with the Commission’s rules.

*    *    *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5517.

Very truly yours,

/s/ Charles W. Sprague

Charles W. Sprague

Executive Vice President, General Counsel,

Chief Administrative Officer and Secretary

cc:	Foley & Lardner LLP
Benjamin F. Garmer, III
John K. Wilson